Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

Nuveen Closed-End Funds

Questions & Answers about Board Actions 3.19.18

What actions did the Nuveen Fund Board approve?

The Board of Trustees of Nuveen Build America Bond Fund (NBB) and Nuveen Build America Bond Opportunity Fund (NBD) recently approved:

•	The merger of NBD into NBB
•	Elimination of NBB’s contingent term policy (i.e., converting NBB into a perpetual fund)
•	A 20% tender offer by NBB following elimination of the contingent term policy (and, if the merger is approved, after the merger)
•	The expansion of NBB’s investment policy of investing at least 80% of its Managed Assets in Build America Bonds (“BABs”) to investing at least 80% of its Managed Assets in all types of taxable municipal securities, including BABs.
•	A name change for NBB to Nuveen Taxable Municipal Income Fund.

What makes Build America Bonds different from other types of bonds?

Build America Bonds are a unique taxable asset class, and were issued only during 2009 and 2010. BABs were issued by state and local governments pursuant to the American Recovery and Reinvestment Act of 2009 and were designed to create jobs and stimulate the economy through federal subsidies that reduced net borrowing costs for the issuer.

BABs offer several distinctive characteristics, including long durations as well as higher yields and favorable historical default experience relative to comparably rated taxable bonds, which have made these securities attractive to a broad investor base. That base includes a variety of foreign investors, as well as buy-and-hold institutional investors such as pension funds and endowments that are seeking to match liabilities. Although BABs are no longer issued, the strong demand from buy-and-hold institutional investors has driven the relative scarcity and significant tightening of credit spreads (the amount of additional yield lower credit quality bonds must pay over a high quality bond yield) for these types of securities. The Funds’ launches coincided with the high point in BAB yields, which have since fallen from an average of 6.11% in 2010 to 3.93% as of March 13, 2018, as represented by the Barclays Build America Bond Index.

Why has the Nuveen Fund Board recommended the elimination of NBB’s contingent term policy?

Because of the steep decline in BAB market yields (and consequent increase in BABs prices) since the funds launched, a significant portion of each fund’s portfolio currently consists of BABs with above-market purchase yields and sizeable unrealized capital gains. Terminating the funds and liquidating their portfolios would trigger potentially large capital gain distributions as well as the loss of exposure to these above-market purchase yields. Nuveen believes that BABs remain an attractive investment opportunity due to their distinctive characteristics. The proposals are designed to offer shareholders the opportunity to remain invested in the scarce supply of BABs while also preserving the funds’ current attractive purchase yields and deferring capital gain distributions. Nuveen believes the incremental income from these above market purchase yields, along with the deferral of capital gain distributions over time, more than offsets the forgone additional after-tax return from receiving net asset value at termination.

Why has the Nuveen Fund Board approved a tender offer?

If shareholders approve elimination of the NBB’s contingent term policy, NBB plans to conduct the tender offer to provide its shareholders with an opportunity for liquidity at net asset value (less a customary repurchase fee to cover the expense of conducting the tender offer) on a portion of their investments. If the merger is approved, the tender offer opportunity would include former shareholders of NBD who became shareholders of the NBB following the closing of the merger. In pursuing a tender offer, the Board of Trustees is seeking to balance the interests of long-term shareholders who wish to continue to receive the fund’s attractive portfolio purchase yields and defer capital gain distributions, with the interests of shareholders attracted to the funds’ contingent term provision.

Why has the Nuveen Fund Board approved an expanded mandate?

The expanded investment mandate, combined with the elimination of the contingent term provision, would allow the portfolio managers to retain less liquid, higher yielding securities in the fund’s portfolio, as well as pursue attractive investment opportunities across the taxable municipal bond market without needing to ensure total liquidity at the currently scheduled termination date.

What are the potential benefits of the proposals to me as a fund common shareholder?

The proposals are expected to offer a number of potential benefits to fund shareholders, relative to the status quo:

•	Continued ownership of scarce Build America Bonds which currently have above-market purchase yields
•	Avoidance of sizeable capital gain distributions that would result upon the scheduled termination of the funds
•	Meaningfully higher fund net earnings that may support higher common share distributions
•	Lower management fee and administrative expenses (excluding the costs of leverage) as certain fixed fund costs are spread over a larger single-fund asset base after the merger
•	Increased portfolio and leverage management flexibility, due to a significantly larger fund asset base

Will my fund’s dividend change?

As has been the case in prior Nuveen closed-end fund mergers, distribution amounts immediately following each merger are anticipated to be at least equal to pre-merger levels on a common share equivalent basis. The surviving fund anticipates that the merger can result in higher distribution rates to shareholders. This is due to a combination of factors, including the opportunity for:

•	higher portfolio net yields due to fee and expense savings from greater economies of scale
•	meaningfully higher common net earnings per share due to spreading the combined fund’s net investment income over a smaller base of common net assets following completion of NBB’s common share tender offer.

Will there be any taxable consequences from the proposed merger?

No. The merger is intended to qualify as a tax-free “reorganization” for federal income tax purposes.

What actions do I need to take at this time?

You do not need to do anything at this time. More information on the proposed actions will be contained in the proxy materials you will receive in the near future. Please cast your vote promptly when you receive the materials, to avoid any additional expense associated with soliciting votes.

Does Nuveen intend to eliminate the term structure on other funds?

No. Nuveen does not intend to eliminate the term for other Nuveen term and target term funds. NBB and NBD presented specific facts and circumstances that Nuveen believes create a compelling opportunity for shareholders seeking exposure to BABs to enhance their investment outcomes.

* * * * *

In connection with the proposed merger and the elimination of NBB’s contingent term policy, NBB has filed a registration statement on Form N-14 that has not yet become effective. The solicitation of proxies to effect the merger and the elimination of NBB’s contingent term policy will be made only by a final, effective registration statement on Form N-14 that will include a definitive joint proxy statement/prospectus. Investors are urged to read the definitive joint proxy statement/prospectus and any other relevant documents when they become available because they will contain important information about the proposals. After it is filed, free copies of the definitive joint proxy statement/prospectus will be available on the SEC’s web site at www.sec.gov.

This communication is not a solicitation of a proxy from any fund shareholder. The funds, Nuveen Fund Advisors, LLC, the funds’ investment adviser, and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposals. Information about the directors/trustees and officers of the funds may be found in their respective annual reports and annual proxy statements previously filed with the SEC and will be contained in the definitive joint proxy statement/prospectus when available.

FORWARD LOOKING STATEMENTS

Certain statements made or referenced in this release may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

Investing in closed-end funds involves risk; principal loss is possible. There is no guarantee the Fund’s investment objectives will be achieved. Closed-end fund shares may frequently trade at a discount or premium to their net asset value. Debt or fixed income securities such as those held by the Fund, are subject to market risk, credit risk, interest rate risk, derivatives risk, liquidity risk, and income risk. As interest rates rise, bond prices fall. Lower credit debt securities may be more likely to fail to make timely interest or principal payments. The Fund’s investments in Build America Bonds, which were discontinued in 2010, subject the Fund to tax risk, liquidity risk, and may negatively affect the Fund’s performance. Leverage increases return volatility and magnifies the Fund’s potential return and its risks; there is no guarantee a fund’s leverage strategy will be successful. These and other risk considerations such as inverse floater risk, limited term risk, and tax risk are described in more detail on the Fund’s web page at www.nuveen.com/NBB.

Securities offered through Nuveen Securities, LLC, member FINRA and SIPC.